Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The below contains excerpts of Pfizer Inc.’s presentation at the Morgan Stanley Healthcare Conference, held on September 9, 2019, that are related to the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

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EDITED TRANSCRIPT

PFE - Pfizer Inc at Morgan Stanley Healthcare Conference

EVENT DATE/TIME: SEPTEMBER 09, 2019 / 7:40PM GMT

CORPORATE PARTICIPANTS

Frank A. D’Amelio Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

CONFERENCE CALL PARTICIPANTS

David Reed Risinger Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

PRESENTATION

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

So thanks, everyone, for joining us for the Pfizer session. I just need to refer you to disclaimers at www.morganstanley.com/researchdisclosures. It’s my pleasure to welcome Frank D’Amelio. He is Executive Vice President of Business Operations and Chief Financial Officer, and he’s been with the company now 12 years, so time flies. But I thought it would be great to have you, Frank, start with a few opening remarks, and then we’ll take it from there.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

So just — I’m delighted to be here. I look forward to answering questions and hopefully being as helpful as I can possibly be to the audience regarding Pfizer and NewCo and any questions that Dave and you all have. So I’m just looking forward to the session.

QUESTIONS AND ANSWERS

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Excellent. Well, maybe you could talk a little bit about the transformation of the company. Obviously, you announced the Upjohn deal with Mylan to focus the company on core growth assets and franchises, so maybe you could speak to that. And as you comment, if you could also maybe touch on what you think the market may underappreciate about that deal.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So I always say - I mean I think the market has a good handle on the transaction, but let me make some comments and see if I can add to that a little bit. So when you think about Pfizer, call it, a year or so ago or even at the end of July, so we completed the Consumer joint venture. So basically, we’ll do equity accounting now in Consumer joint venture. We’ll have 32% of that venture, and we’ll bring it into the results through Other Income equity accounting.

Then we announced the NewCo with our Upjohn business and Mylan. So say that, that closes, give or take, in approximately a year, so the middle of 2020. Just come — when that closes, Dave, we, Pfizer RemainCo or new Pfizer I call it, we’re a dramatically different company than what we’ve been in the past. Come the close of the NewCo, we’re a pure innovative play. So think about it as a pure innovative play on a smaller base, call it, give or take, about a $40 billion base, and we can talk about that if you all would like in the Q&A, too.

Now a couple of other points to make here. One, we keep our entire pipeline, RemainCo Pfizer. We keep all the growth products. We’re going through a period of very low LOEs for the company. So this year, give or take about $2.4 billion in LOEs; next year, about $2 billion in LOEs; 2021, $1 billion or less; 2022 to 2025, about $500 million or less. Now just to be clear, I like the financial effect. I like the fact that we have low LOEs, but I want to be crystal clear. I don’t like the operational costs. But the fact that we have low LOEs is because we had poor R&D productivity many years ago, and that’s changed over the last few years. But to me, a few billion every year in LOE is our normal business. That is what we should expect if our R&D pipeline is doing what it’s supposed to be doing. So very low LOEs at a time when our pipeline is the best it’s been since I’ve been here. And to your point, tomorrow, I’m here literally 12 years with Pfizer, so I’ve got some history now with the company.

If you look at the Phase 3 readouts we’re going to have next year and the Phase 3 starts we’re going to have next year, the POC readouts we’re going to have next year, we’re really in a good position in terms of the LOE — the LOEs we’ll be dealing with and then the strength of our pipeline literally over that same period. So it’s a real nice confluence of positive events.

So from my perspective, what we did in terms of becoming a pure innovative play, the timing of this really couldn’t be better, at least in terms of the time I’ve been with Pfizer. Obviously, I can’t speak to before I came to the company. Maybe another couple other points on this then I’ll stop.

So what is management? So what is Pfizer management? What’s the executive leadership team going to be focused on, right? I mean, from my perspective, it’s the things we’ve been focused on. It’s maximizing the opportunities for our in-line portfolio, executing on our pipeline, managing our cost structure and being really disciplined and prudent with how we deploy our capital. And what do we want to do? Ultimately, we want all of that to translate to, for new Pfizer, approximately 6% growth on the top line and then obviously leveraging that and doing better than that on the bottom line. And hopefully, over the years, we’ve demonstrated our ability to manage our cost structure and to deploy capital in an effective way. So that’s kind of how I think about the rhythm of the company.

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Great. And then could you talk to some of those initial rough targets that you would convey? My understanding is that they might have been a little conservative with the $40 billion and the 35% pretax margin for RemainCo. So maybe talk to that first, and then we could pivot to NewCo.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So I want to — before I answer the question, I want to provide some context because it’s a really good question. I’ve been asked this a few times now, so I want to provide context. So think it’s the end of July. We’re announcing NewCo. NewCo is providing 2020 numbers: $19 billion to $20 billion in revenues, $7.5 billion to $8.5 billion in EBITDA. They’re talking about free cash flow. They’re talking about dividends. They’re talking about leverage. So NewCo is providing a whole bunch of 2020 and beyond targets. So now on RemainCo, new Pfizer but RemainCo, right or wrong, Dave, we and I concluded we have to provide some numbers for 2020.

To have that call, to have NewCo providing numbers for 2020 and for Pfizer RemainCo to not be providing numbers is just not a prudent thing to do, kind of point one. Point two, if you think about the cadence of our company and how I’ve always done guidance, what is my rhythm on guidance? I always provide guidance when I close out the fourth quarter. So typically, the guidance we provide for any given year, so I’ll use 2020, typically, when would I do that? At the end of January, when I’m closing out the prior year, so in this case, it would be 2019 and providing guidance for 2020. Come January, the end of January, we’ll have our fourth quarter earnings call. We’ve always done that since I’ve been here, so we’re very, very early in our operating planning process for 2020. And typically, we don’t formalize that until the end of the year, literally until December.

So given we concluded and I concluded we needed to provide 2020 numbers, the way I would describe it is I set the bar low. And obviously, the intention is when we do provide, I’ll call it, formal guidance for 2020, that we’ll improve upon it, and that’s how I think about it. And so in my mind, they were directional. The numbers were directional. Now if you listened to our earnings call, the first question on the earnings call was, “Frank, does this mean you’re giving us guidance for 2020, an EPS number of $2.10?” But the math on that was simple, right? It was $40 billion times 35% times our attach rate divided by our shares outstanding. You get $2.076, and you round it to $2.10. The math is pretty simple. And my answer was no, that’s not the intent of the numbers, but obviously, that’s what happened with the numbers that we provided.

So to summarize, set the bar low given how early we are in the operating planning process. Obviously, our intention would be to improve upon those numbers, and we give guidance in the future. You all should expect that we’ll provide guidance like we typically do when we close out our fourth quarter earnings call, before we close out the year, provide guidance for the coming year. That’s the way to think about it.

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Okay. Very helpful. And then maybe you could talk about Upjohn and RemainCo. I guess you have provided those numbers for RemainCo for next year. Maybe you could talk to your level of confidence in those numbers and then how one should think about Upjohn, I guess, since that’s the business you own and the best currently, how we should think about that beyond 2020. That would be helpful as well.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Right. So let me do Upjohn first, and I’ll talk about RemainCo and see if I answer your question. But I’ll talk about Upjohn through 2020. Come post 2020, Pfizer is not going to have — once we do the NewCo, Pfizer won’t have a continuing ownership position in NewCo. Now I want to be clear. I very much want NewCo to do exceptionally well because our shareholders are going to own 57% of NewCo, but Pfizer won’t have an ownership position in NewCo.

So I’ll talk about the numbers as we printed for the 2020 period. So everyone saw the numbers we printed, about $19 billion to $20 billion for the company, about $7.5 billion to $8 billion in EBITDA. For Upjohn, it was about $7.5 billion to $8 billion in revenue, call it, $3.8 billion to $4.1 billion in EBITDA.

So let me talk about the Upjohn numbers. And from my perspective, if you were say to me, Dave, what’s kind of the big potential variable item there, which is what I think you’re asking me, I’d say China. And if you think about it, and everyone saw the announcement last week, I’m sure, we went from the — on the volume-based procurement, we went from the 4 plus 7, the 11 cities to all 25 provinces. Now in the numbers that we provided, and by the way, those numbers were a collaboration. Obviously, Pfizer management and the NewCo management team, we worked those numbers together in terms of what we showed for NewCo. We assumed volume-based procurement was going to be in all 25 provinces come the beginning of 2020. So I don’t see that announcement, that action by China as having some material meaningful impact on the numbers that we provided. We anticipated that in our numbers. So that’s how I would talk about NewCo.

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Excellent. And I just want to go back to Upjohn/Mylan and then focus much of the rest of the time on RemainCo. But as you contemplated that transaction, obviously, you did due diligence on Mylan’s prospects. It’s a controversial company. Can you talk about the visibility you believe you have on essentially their portion of the numbers, so that portion to get to NewCo’s numbers for 2020, and then how we should think about leadership of NewCo?

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So we did thorough, thorough, thorough diligence, and the way we do diligence is we do — we go in and we do it by work stream. We’ve done lots of acquisitions, so we’re real good at diligence. We’re real good at integration. So we obviously went in there. We had a bunch of work streams that reviewed the various elements of the company, manufacturing work stream, our legal work stream, our finance work stream, our research work stream, a whole series of work streams that we go into diligence of the company. So quite frankly, in terms of the numbers that they put out and how do I feel about them, quite frankly, I feel fairly comfortable in all of what we saw in our diligence and, obviously, the numbers that we put out. But the intent is to put numbers out that we’re going to make, right? Basically, we always do what we say we’re going to do.

Maybe a couple of other points on this. Think about our Upjohn business the following way: 20 iconic brands but no pipeline. Mylan and Pfizer, Upjohn was really never going to get a pipeline because its pipeline was really products that were losing patent — products that were losing patent — there’s a patent protection, of which there isn’t much, between now and 2025. Lyrica is already there, which is the big one we’re going — we lost this year, and that will have the big impact on revenue come 2020. So there really isn’t a pipeline. And then when you’re competing for capital inside Pfizer and you’re looking at business cases, Upjohn’s really never going to get a lot of R&D capital. It’s always going to be biased towards the Innovative business. So you look at the Upjohn business on a going-forward basis. You look at Mylan. Quite frankly, when we did our diligence, I thought the big — whenever you do diligence, you always get 1 or 2 ahas or wow. The aha in the Mylan diligence was the strength of their pipeline and all the various areas that it covered. So we looked at that. You think about our geographic footprint, our capabilities including in places like emerging markets in China, 20 iconic brands. We looked at what Mylan has kind of in their end market portfolio plus their pipeline plus $1 billion in synergies, and quite frankly, we thought that, that company — I always say, what’s a good merger? Two companies together can accomplish what the either couldn’t accomplish on their own. 1 plus 1 equals 3, 4, 5, and we thought clearly, that’s what we were getting with the NewCo.

Now in terms of the governance, you asked me about governance. I thought, quite frankly, that the NewCo governance structure is strongly directionally correct. So let me talk about that. So obviously, we announced much of the leadership team. Robert Coury is Executive Chairman. Mike Goettler, who’s a former Pfizer employee, is going to be CEO. Rajiv will continue as COO, and then we will mutually select the CFO of the company, kind of point one. Next, on the Board, we — basically, there’s 13 members on the Board. Mike Goettler will be on the Board, and then we’ll select, we Pfizer, 3 additional Board members. And obviously, Robert Coury will be on the Board, and he’ll select 8 additional Board members. The company will move from being a Netherlands-based company to a U.S.-based company incorporated in Delaware, which we think is very shareholder-friendly, where the Netherlands is questionable in terms of shareholder friendliness. So I thought that was very good. And then if you look at the board itself, it will be completely declassified. I believe it’s by 2023. So we’ll have some staggered voting for a couple of years and then a completely declassified Board by 2023. So from a governance perspective, if you look at the company today and then you look at NewCo, I thought overall, a lot of improvements were made.

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

So how — maybe balance that obviously — my sense is that you’ll probably grow the dividend at a little bit slower rate. You’ll want to plow some money back into, obviously, future M&A, but we’d love to hear your perspective.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So let me punctuate your point about the dividend. I said this on the call, which is — maybe let me talk a little bit about just — we and I said on the call, we’d keep our shareholders whole. And in a few of investor meetings, there was a little bit of confusion on this, so let me just make sure I clear the air on that. Then I’ll mention the dividend in terms of the rhythm going forward, and then I’ll talk about M&A.

So first, on the dividend, one of the things I talked about was keeping our shareholders whole. So we keeping our shareholder whole would be RemainCo plus NewCo. So the way to think about this, right, Mylan today has 515 million shares. The new company will have 1.2 billion shares. The 1.2 billion shares is just the 515 million divided by the 43% that Mylan will own of the new company. Everybody follows so far? So then Pfizer shareholders will get 685 million shares. You put that over our current 5.6 billion shares outstanding, exchange ratio was about 1.2%, but the key number is that 1.2 billion shares outstanding. Now on the call, Robert Coury said NewCo is going to generate about $4 billion in free cash flow. They’ll use greater than or equal to 25% of that to dividends. So once you have that, you can go to work. You take the $1 billion over the 1.2 billion shares outstanding. It’s $0.83 per share in terms of the NewCo based on those numbers. Then it’s simple. If you have 100 shares of Pfizer today, based on that exchange ratio, you’ll get 12 shares of NewCo. 12 shares of NewCo at $0.83 a share is $10. And then Pfizer would pay $134. That $134 plus that $10 is the $144 that we pay today. So that’s how Pfizer and NewCo would keep our shareholders whole. That doesn’t assume any action come December.

Now to your point about going forward. Our operating cash flow goes from, in a steady-state, $15 billion, $16 billion, call it approximately $15 billion, to $11 billion or $12 billion. So what I said on the call was, one, we’re going to keep our shareholders whole, NewCo and RemainCo, and we’ll continue to have dividend increases subject to Board approval, but they’ll be lower than they’ve been in the past. And if you look, since we did the Wyeth deal, we raised the dividend every year like a clock $0.08. And so you shouldn’t expect $0.08 going forward is what I said on the call.

ADDITIONAL INFORMATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Upjohn’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Upjohn being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Upjohn; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Upjohn’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Upjohn’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Upjohn’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Upjohn; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Upjohn undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.